Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Latham Group, Inc. (f/k/a Latham Topco, Inc.) of our report dated December 15, 2020, except for the segment information described in Note 20, as to which the date is March 10, 2021 and except for the effects of the stock split described in Note 1, as to which the date is April 14, 2021, relating to the consolidated financial statements of Latham Group, Inc. as of and for the year ended December 31, 2019, included in the Registration Statement. Changes within the consolidated financial statements of Latham Group, Inc as of and for the year ended December 31, 2019 occurring after April 14, 2021 have been audited by other auditors as described in the “Change in Auditors” in such Registration Statement.

We also consent to the reference to our firm under the heading "Experts" in such Registration Statement.

/S/ RSM US LLP

Blue Bell, Pennsylvania

January 4, 2022